No. PTTEP 910/01158/06

06019557

Finance Dept.
Tel. 66 (0) 2537-4611

SEC MAIL PROCESSING SECTION RECEIVED DEC 26 2006 WASH. D.C. 161

Date: December 20, 2006

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ______ SUPPL
- ☐ Financial Statement ______
- ☐ News Release on ______
- ☑ Copy of the letter to the Stock Exchange of Thailand dated December 19, 2006, Letter PTTEP No.1.910/474/2006
- ☐ Others ______

PROCESSED

JAN 04 2007

THOMSON FINANCIAL

Yours sincerely,

Chayanin Yiamsombut
Investor Relations

dlw 1/3

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 474 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

December 19, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Corporate Governance Rating of PTTEP

Reference is made to PTT Exploration and Production Public Co., Ltd. (PTTEP)'s Corporate Governance Rating conducted by Thai Rating and Information Services Co., Ltd. (TRIS). The company was rated at 8.31 (total score of 10) which falls into the category of "very good". This result is an improvement over the company's score of 8.14 for the year 2004. Details of the scores for the four evaluation criteria are as follows:

Shareholder's Rights (20%)	8.60
Composition and Roles of the Board of Directors and Management (40%)	7.74
Information Disclosure (25%)	8.99
Corporate Governance Culture (15%)	8.30

PTTEP has always stressed high importance on good corporate governance and determined to improve its standard at all times.

Yours sincerely,

Maroot Mrigadat
President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 910/01159/06

Finance Dept.
Tel. 66 (0) 2537-4611

Date: December 21, 2006

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☐ News Release on ____________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated
  December 20, 2006, Letter PTTEP No.1.910/477/2006
  December 20, 2006, Letter PTTEP No.1.910/478/2006
- ☐ Others ____________

Yours sincerely,

Chayanin Yiamsombut
Investor Relations

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ ๔๗๘ /2006

Finance Department
Tel. 0-2537-4512, 0-2537-4611

File No. 82-3627

December 20, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Names of Members and Scope of Work of the Audit Committee
Attachments: Certificates and Resumes of Audit Committee Members (F24-2)
Form for Report on Names of Members and Scope of Performance (F24-3)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the Board of Directors, at meeting No. 14/2549/258 on December 15, 2006, has appointed Mr. Chulasingh Vasantasingh to be the member of the Audit Committee in replacement of Mr. Prasit Kovilaikool who resigned from the Member of the Audit Committee. Mr. Chulasingh's term will be equal to the remaining term of Mr. Prasit, effective from December 15, 2006. Details are as follows:

1. Names of members of the present Audit Committee are as follows:

Chairman of the Audit Committee	Mr. Charnchai Musignisakorn
Member of the Audit Committee	General Lertrat Ratanavanich
Member of the Audit Committee	Mr. Chulasingh Vasantasingh
Secretary to the Audit Committee	Mr. Verasak Manchuwong

   Certificates and Resumes of the new member of the Audit Committee and Form for Report on Names of Members and Scope of Performance are attached hereto.

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on following issues:

   (1) To review PTTEP's financial reporting process to be accurate and adequate by having the external auditor in every quarterly meeting.

   (2) To review PTTEP's performance in order to ensure compliance with the securities and exchange law, rules and regulations of the Exchange or other laws related to PTTEP's business.

-2- / (3) To consider the .....

(3) To consider the disclosure PTTEP's information when there is a connected transaction or transaction that may lead to conflict of interest so as to ensure the accurateness and completeness.

(4) To review that PTTEP has internal control system and suitable and efficient internal audit including the reporting of audit results, audit procedures and audit assessment in various activities of PTTEP according to the procedures and the acceptable standard and to liaise with external auditor.

(5) To consider, select and propose an appointment of an external auditor of PTTEP, including proposal of external auditor's fee.

(6) To give an approval for a nomination, a transfer and a reward or a punishment of the Head of the Internal Audit.

(7) To approve an audit plan prepared by the Internal Audit.

(8) To screen and consider a budget and a work force of the Internal Audit.

The Company hereby certifies that the aforementioned audit committee members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Yours sincerely,

Maroot Mrigadat
President

Certificate and Resume of the Audit Committee's Member

PTT Exploration and Production Public Company Limited

Whereas I, Mr. Chulasingh Vasantasingh, have been appointed by the Company's board of director / shareholders at its meeting No.14/2549/258, held on December 15, 2006 as :

☐ Chairman of the Audit Committee

☑ Member of the Audit Committee

I hereby certify that :

1. I meet all the qualifications and have no prohibited characteristic under the Notification of the Stock Exchange of Thailand Re: Qualifications and Scope of Performance of the Audit Committee;
2. I fully understand the scope of duties and responsibilities in performing duties as an Audit Committee's member appointed and stipulated by the board of directors of PTT Exploration and Production Public Company Limited ;
3. I fully understand the requirements for the Code of Best Practices for the Directors of Listed Companies and the Good Practices Guidelines for Audit Committee issued by the Stock Exchange of Thailand.

I hereby describe my background and information as follows:

1. Name: Mr. Chulasingh Surname: Vasantasingh Nationality: Thai
   Date of Birth: 19 May 1950 Age: 56
2. Address: 5 Soi Charoennakhorn 58, Bukkalo, Thonburi, Bangkok 10600
3. Present occupation/ place of work: Deputy Attorney General, Office of the Attorney General Na Happhoei Road, Pranakorn, Bangkok 10200
4. Education:

2003-2004	:	Certificate, Polities and Governance in Democratic Systems for Executives Course
2003	:	Certificate, Harvard Business School
1995-1996	:	Certificate, National Defense College (Class 388)
1981	:	Certificate, Institute of Administration Development (IAD)
1973-1974	:	Master of Comparative Law (MCL.), University of Illinois, U.S.A.

1972-1973 : Barrister at Law, The Institution of Legal Education
1968-1972 : Bachelor of laws (LLB.) (HONS.), Chulalongkorn University

5. Work experience:

2005-present	:	Board of Directors, Thai Bar Association
Nov 2004-present	:	Board of Property Management of Chulalongkorn University
June 2004-present	:	Board of Directors, Ratchaburi Electricity Generating Holding Public Co., Ltd.
April 2004-present	:	Board of Directors, Electricity Generating Authority of Thailand
1998-present	:	Board of Directors, PTT Exploration & Production Public Company Limited

6. Marital status

Name of spouse: Mrs. Patara Vasantasingh
holding ___-___ shares, representing ___-___ % of paid-up capital.

Name of Children: 1. Mr. Siwat Vasantasingh, aged 24,
holding ___-___ shares, representing ___-___ % of paid-up capital.

2. Miss Natta Vasantasingh, aged 20,
holding ___-___ shares, representing ___-___ % of paid-up capital.

7. I

☑ have no ☐ have

direct and indirect interest in the Company, its subsidiary, affiliate another company which is a party to a contract made with the Company (in case of direct or indirect interest, please clearly specify the nature of the activity and of the interest including the amount thereof.)

8. I

☑ am not ☐ am

a shareholder or a director of a subsidiary, affiliate or a company related to the listed company of which I am a member of the Audit Committee (in case of shareholding, please specify the name of the company, number of shares held, percentage of paid-up capital and status of such company whether it is a subsidiary, affiliate, or related company; or in case of acting as a director in common, please specify the name of the company and status of such company whether it is a subsidiary, affiliate or related company.)

Signed ________________ Member of the Audit Committee

(Mr. Chulasingh Vasantasingh)

Form for Report on Name of Members and Scope of Performance of the Audit Committee

The board of directors meeting of PTT Exploration and Production Public Company Limited No.14/2549/258 held on December 15, 2006 passed resolutions appointing Mr. Chulasingh Vasantasingh as the Member of the Audit Committee

therefore, at December 15, 2006

1. Members of the Audit Committee are as follows:

		Remaining terms Of holding office
Chairman of the Audit Committee	Mr. Chanchai Musignisarkorn	6 months
Member of the Audit Committee	General Lertrat Ratanavanich	6 months
Member of the Audit Committee	Mr. Chulasingh Vasantasingh	6 months
Secretary of the Audit Committee	Mr. Verasak Manchuwong	

Certificates and Resumes of appointed member of the Audit Committee as mentioned are attached hereto.

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on following issues:

(1) To review PTTEP's financial reporting process to be accurate and adequate by having the external auditor in every quarterly meeting.

(2) To review PTTEP's performance in order to ensure compliance with the securities and exchange law, rules and regulations of the Exchange or other laws related to PTTEP's business.

(3) To consider the disclosure PTTEP's information when there is a connected transaction or transaction that may lead to conflict of interest so as to ensure the accurateness and completeness.

(4) To review that PTTEP has internal control system and suitable and efficient internal audit including the reporting of audit results, audit procedures and audit assessment in various activities of PTTEP according to the procedures and the acceptable standard and to liaise with external auditor.

(5) To consider, select and propose an appointment of an external auditor of PTTEP, including proposal of external auditor's fee.

(6) To give an approval for a nomination, a transfer and a reward or a punishment of the Head of the Internal Audit.

(7) To approve an audit plan prepared by the Internal Audit.

(8) To screen and consider a budget and a work force of the Internal Audit.

The Company hereby certified that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand

Yours sincerely,

Maroot Mrigadat
President

PTTEP No. 1.910/ 477 /2006

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

December 20, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Appointment of Director
Reference: Letter PTTEP No. 1.910/ 445 /2006 dated November 22, 2006
Attachment: Copy of Curriculum Vitae of Director No. 7

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at Board Meeting No. 14/2549/258 held on December 15, 2006, has appointed Mr. Sirin Nimmanahaeminda as a member of the Board of Directors and appointed new members of the Audit Committee, the Remuneration Committee and the Nominating Committee in replacement of those who resigned.

PTTEP would like to announce the list of the Board of Directors as follows:

1.	Mr. Cherdpong Siriwit	Chairman
2.	Mr. Charnchai Musignisakorn	Independent Director, Chairman of the Audit Committee and Member of the Corporate Governance Committee
3.	Mr. Manu Leopairote	Director
4.	General Lertrat Ratanavanich	Independent Director, Member of the Corporate Governance Committee, Member of the Nominating Committee and Member of the Audit Committee
5.	Mr. Pichai Chunhavajira	Chairman of the Risk Management Committee
6.	Mr. Chulasingh Vasantasingh	Independent Director, Chairman of the Nominating Committee and Member of the Audit Committee
7.	Mr. Sirin Nimmanahaeminda	Independent Director and Member of the Remuneration Committee

-2- / 8. Mr. Vudhibhandhu...

8. Mr. Vudhibhandhu Vichairatana	Independent Director, Chairman of the Corporate Governance Committee and Member of the Risk Management Committee
9. Mr. Chitrapongse Kwangsukstith	Member of the Risk Management Committee and Member of the Nominating Committee
10. Mr. Prasert Bunsumpun	Director
11. Mr. Tongchat Hongladaromp	Member of the Risk Management Committee
12. Mr. Pala Sookawesh	Director and Member of the Remuneration Committee
13. Mr. Wisudhi Srisuphan	Director
14. Mr. Krairit Nilkuha	Independent Director and Chairman of the Remuneration Committee
15. Mr. Maroot Mrigadat	Member of the Risk Management Committee and President

Yours sincerely,

Maroot Mrigadat
President

__Remark:__ Sequence is according to directorship term

RESUME

Name:	Sirin Nimmanahaeminda
Position	Director
Starting date of directorship	20 December 2006
Date and Place of Birth:	18 January 1947
Education:	M.B.A. Stanford University, Palo Alto, California, U.S.A
	B.A. (Economics), University of Michigan, Ann Arbor, Michigan, U.S.A

Working Experience (in last 5 years):

1992-2001	Director	Industrial Finance Corporation of Thailand (IFCT)
1992-2001	Director	Shin Corp., Plc
1998-2001	Advisor to the Board of Directors	Krung Thai Legal Services Co., Ltd.
1999-2003	Advisor	Kenwood Electronics (Thailand) Co., Ltd.
1998-2003	Advisor to the Chairman	Dhipaya Insurance Plc.
2003-2005	Chairman	The Rincome Co., Ltd.
1998-2005	Vice Chairman	Krung Thai Panich Insurance Plc.

Current Positions:

1996-Present	Vice Chairman	Advance Agro Industries Plc.
2001-Present	Chairman of the Executive Board	Niyom Group of Companies
2001-Present	Chairman	Trinity Wattana Group of companies
2005-Present	Chairman	Thai Sri Insurance Co., Ltd.
2006-Present	Director and Executive Director	Thai Airways International Plc.